Exhibit 99.1

BANCO ITAÚ HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company

NOTICE TO STOCKHOLDERS

STOCK SPLIT

On August 28, 2007, we announced to the Market that the Special General Meeting held on August 27, 2007, had decided to split the company's stock, with the aim of raising its liquidity by adjusting the quotation to a more attractive level for trading on exchange.

For the purpose of regulatory agency approval, we are informing our stockholders that this split will be in effect on exchange on October 1, 2007, as follows:

In the domestic market:

➢ the stockholders shall receive 1 (one) new share free of charge for each share of the same type held on September 28, 2007;

➢  the new shares will be authorized for trading as of October 1, 2007 and be fully entitled to earnings announced as of September 28, 2007, including monthly dividends to be paid November 1, 2007, in the adjusted amount of R$ 0.012 per share;

In the international market:

➢ in the United States Market (NYSE), where currently each ADR - American Depositary Receipt represents 1 (one) preferred share, investors shall receive 1 (one) new ADR for each ADR held;

➢ in the Argentinean Market (BCBA), where currently each CEDEAR – Certificado de Depósito Argentino represents 1 (one) preferred share, investors shall receive 1 (one) new CEDEAR for each CEDEARheld.

Note that this split will not lead to any alteration in asset or capital stock value, or on the amount of stockholders’ dividend entitlements.

São Paulo-SP, September 11, 2007.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer